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Thomas Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

October 11, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:	Kenneth Ellington

John Ganley

Re:	WhiteHorse Finance, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form N-2
File Numbers 333-217093 and 814-00967

Ladies and Gentlemen:

On behalf of WhiteHorse Finance, Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in phone calls between Mr. Kenneth Ellington of the Staff and Thomas Friedmann and Francesco Salpietro of Dechert LLP, outside counsel to the Company (“Dechert”), on July 31, 2018, and Mr. John Ganley of the Staff and Thomas Friedmann and Cynthia Bien of Dechert on September 10, 2018. For your convenience, a transcription of the Staff’s comments is included in this letter (in italics) followed by the response. Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form N-2 (Registration Nos. 333-217093 and 814-00967) (the “Registration Statement”).

Accounting Comments

1.	The estimated “Total Annual Expenses” in the table in the section entitled “Fees and Expenses” (the “Fees and Expenses Table”) appears to be low compared to the March 31, 2018 financial highlights. Please explain.

United States Securities and Exchange Commission October 11, 2018 Page 2

The Company acknowledges the Staff’s comment and respectfully submits that the difference is due to the fact that the Fees and Expenses Table and the financial highlights table use slightly different day-count methodologies in annualizing expenses as well as different net asset value conventions for use in the denominator of the calculations. As prescribed in the General Instructions to Item 3 of Form N-2, the Company has expressed Annual Expenses as a percentage of net asset value attributable to common shares (with the exception of the “Acquired fund fees and expenses” which follows the specific guidance under Instruction 10 to Item 3). For purposes of the Company’s financial highlights included elsewhere in the registration statement, the Company’s expenses have been expressed as a percentage of average net assets calculated as prescribed in the accounting and reporting guidance contained within Accounting Standards Codification Topic 946, Financial Services – Investment Companies. The Company has revised the Fees and Expenses Table to conform the day-count methodology for purposes of annualizing expenses with that presented in the financial highlights table.

2.	In the section captioned “Distribution Reinvestment Plan” of the Registration Statement, we note the disclosure of a $15.00 transaction fee and $0.10 per share brokerage commission assessed on shares of the Company’s common stock issued under the Company’s distribution reinvestment plan. As required by General Instruction 4 to Item 3 of Form N-2, please disclose this fee in the Fees and Expenses Table.

The Company acknowledges the Staff’s comment and has revised its disclosure to include in a footnote to the Fees and Expenses Table the $15.00 transaction fee and $0.10 per share brokerage commission, or such other amounts as may be charged by the plan administrator and assessed on shares of the Company’s common stock issued under the Company’s distribution reinvestment plan.

3.	Please round all dollar figures to the nearest dollar under the caption “Examples” in the section entitled “Fees and Expenses” as required by General Instruction 3 to Item 3 of Form N-2.

The Company acknowledges the Staff’s comment and has revised the disclosure under the caption “Examples” in the section entitled “Fees and Expenses” to round dollar figures to the nearest dollar as required by General Instruction 3 to Item 3 of Form N-2.

4.	In the section entitled “Selected Consolidated Financial Data,” the Company discloses the weighted average effective yield on income producing investments. Please also disclose the weighted yield on total investments of the Company as further discussed in the May 16, 2017 AICPA Investment Companies Expert Panel Minutes, SEC Update Section IV.4.c (the “AICPA Expert Panel Minutes”). This comment applies to any other disclosure in the Registration Statement where a yield on income producing investments is otherwise disclosed.

The Company acknowledges the Staff’s comment and has revised the disclosure consistent with the AICPA Expert Panel Minutes to include a discussion of the yield on total investments of the Company where the Company otherwise discloses a yield on its income producing investments.

United States Securities and Exchange Commission October 11, 2018 Page 3

5.	Under the section entitled “Quantitative and Qualitative Disclosures About Market Risk,” we note that the disclosure above the table showing the annualized impact of hypothetical base rate changes in interest rates states that the dollar amounts are in millions, but the amounts in the table appear to be in thousands. Please explain or revise this disclosure.

The Company acknowledges the Staff’s comment and has revised its disclosure in the section entitled “Quantitative and Qualitative Disclosures about Market Risk” to clarify that the dollar amounts in the table showing the annualized impact of hypothetical base rate changes in interest rates are expressed in thousands.

6.	The disclosure on page 24 of the Registration Statement under the section entitled “Risk Factors” states that substantially all of the Company’s investments in private companies are subject to legal or other restrictions on resale or are otherwise less liquid than publicly traded securities. Please ensure that all of the disclosure related to restricted securities required by Footnote 8 to Rule 12-12 under Regulation S-X are included in future financial statements, including acquisition dates.

The Company acknowledges the Staff’s comment and undertakes that all future financial statements will include the information required by Footnote 8 to Rule 12-12 under Regulation S-X, including acquisition dates, in the Company’s financial statements.

7.	In “Note 4 – Fair Value Measurements to the Consolidated Financial Statements,” there is disclosure stating that a significant increase or decrease in an unobservable input would result in a significant change in the fair value measurement. Such changes need not be significant under the applicable rules. Please revise this disclosure and enhance related disclosure in all future filings.

The Company acknowledges the Staff’s comment and has revised the disclosure as requested to clarify that any changes, and not only significant changes, in unobservable inputs could result in significantly higher or lower fair value measurements.

Legal Comments

8.	Please confirm the 6.00% Notes due August 7, 2023 are called “Notes.”

The Company acknowledges the Staff’s comment and respectfully submits that the 6.00% Notes due August 7, 2023 (the “Private Notes”) are called “Senior Notes.” The Company respectfully submits that (a) the term “Senior Notes” is appropriate and follows established market convention in the market for privately offered general, unsubordinated debt securities issued to insurance companies pursuant to Section 4(a)(2) of Securities Act of 1933, as amended (the “Securities Act”), (b) the Private Notes were not sold in a public offering, and the Private Notes have not been registered under the Securities Act, and (c) there is no potential to mislead public investors in the securities issued or to be issued by the Company in an offering off the Registration Statement, and instead the Company believes that the use of the term “Senior Notes” cautions any future investors in debt securities issued by the Company pursuant to the Registration Statement that there are other debt securities outstanding that have been issued on a general unsecured, or senior, basis.

United States Securities and Exchange Commission October 11, 2018 Page 4

9.	The disclosure on page 6 under “Use of Leverage” states two ways the reduced asset coverage requirement may become effective, either (i) a “required majority” of the Company’s board of directors, with effectiveness one year after the date of such approval, or (ii) a majority of the votes cast at a special or annual meeting of the Company’s stockholders, which is effective the date after such stockholder approval. At the Company’s annual stockholders meeting on August 1, 2018, the Company’s stockholders approved the reduced asset coverage requirement from 200% to 150%. Please eliminate the discussion relating to the various methods of approving the reduced asset coverage requirements.

The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement to remove all discussion relating to the various methods available to a registrant to approve a reduced asset coverage requirement under the Small Business Credit Availability Act as follows:

“At the Company’s annual meeting of stockholders held on August 1, 2018, the Company’s stockholders approved the reduced asset coverage ratio from 200% to 150%, effective on August 2, 2018, such that the Company’s maximum debt-to-equity ratio increased from a prior maximum of 1.0x (equivalent of $1 of debt outstanding for each $1 of equity) to a maximum of 2.0x (equivalent to $2 of debt outstanding for each $1 of equity).”

10.	Under the “Use of Leverage” caption on page 6, please revise the disclosure discussing the reduced asset coverage ratio to express in plain English that the Company may incur $2 of debt for each $1 of equity.

The Company acknowledges the Staff’s comment and has revised the disclosure as requested to include the following:

“On August 1, 2018, the Company’s stockholders approved a reduction of the asset coverage requirements from 200% to 150%, such that the Company’s maximum debt-to-equity ratio increased from a prior maximum of 1.0x (equivalent to $1 of debt outstanding for each $1 of equity) to a maximum of 2.0x (equivalent to $2 of debt outstanding for each $1 of equity).”

United States Securities and Exchange Commission October 11, 2018 Page 5

11.	In the disclosure on page 7 under “Summary Risk Factors,” please include a risk associated with return of capital.

The Company acknowledges the Staff’s comment and has revised the summary risk disclosure as requested to include the following bullet point:

“A portion of our distributions may constitute a return of capital and may lower an investor’s tax basis in its shares of common stock.”

12.	The disclosure on page 8 in the Fees and Expenses Table does not include any fees associated with the Company’s Distribution Reinvestment Plan. Please include the nominal fee for American Stock Transfer & Trust Company, LLC, the Company’s transfer agent.

The Company acknowledges the Staff’s comment and, as noted in our response to Comment 2 above, has revised the Fees and Expenses Table accordingly.

13.	In the disclosure on page 8 in the Fees and Expenses Table and the accompanying example on page 10, include footnote disclosure describing the anticipated level of leverage to be employed by the Company going forward and the associated fees that would be incurred by the Company at that anticipated level of leverage.

The Company acknowledges the Staff’s comment and has revised the footnote disclosure within the Fees and Expenses Table and the related example to include a reasonable estimate of the fees, including the base management fee, in light of the Company’s current intention to employ leverage at a level equivalent to a debt-to-equity ratio of up to 1.25x (equivalent to $1.25 of debt outstanding for each $1 of equity).

14.	The risk factor disclosed on page 36 states that the disposition of the Company’s investments may result in contingent liabilities. Please highlight the contingent liabilities that may relate to any of the Company’s investments in the risk factor and corresponding notes to the financial statements.

The Company acknowledges the Staff’s comment and respectfully submits that it is not aware of any material contingent liabilities associated with portfolio investments. The Company hereby undertakes to include appropriate disclosure in the risk factor and in the notes to the financial statements of the Company if it becomes aware of any such potential claims.

15.	In the “Selling Stockholders” table on page 118, please update the amounts and percentages beneficially owned by the stockholders identified in the table.

United States Securities and Exchange Commission October 11, 2018 Page 6

The Company acknowledges the Staff’s comment and has revised the Selling Stockholders table to reflect updated ownership of H.I.G. Bayside Debt & LBO Fund II, L.P. and H.I.G. Bayside Loan Opportunity Fund II, L.P. (together, the “Bayside Funds”) as a result of the sale disclosed in the Company’s Form 8-K filed on September 4, 2018.

Specifically, the Company has included the following disclosure in the notes to the Selling Stockholders table:

“Due to their control of the general partner of each of H.I.G. Bayside Debt & LBO Fund II, L.P. and H.I.G. Bayside Loan Opportunity Fund II, L.P., Messrs. Mnaymneh and Tamer may each be deemed to be beneficial owners of common stock in the Company. Messrs. Mnaymneh and Tamer each disclaim beneficial ownership of shares of common stock held by H.I.G. Bayside Debt & LBO Fund II, L.P. and H.I.G. Bayside Loan Opportunity Fund II, L.P. (except to the extent of their pecuniary interest therein), and they have not sold any shares of the Company’s common stock personally owned.”

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by e-mail at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas Friedmann

Thomas Friedmann

cc:	Stuart Aronson, WhiteHorse Finance, Inc.

Edward J. Giordano, WhiteHorse Finance, Inc.